September 13, 2023

BY EDGAR

Ms. Guobadia and Mr. Hiller

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549-0405

Ecopetrol S.A.

Form 20-F for Fiscal Year Ended December 31, 2022

Filed April 1, 2020

File No. 001-34175

Dear Ms. Wall and Mr. Hiller:

Ecopetrol S.A. (the “Company”) has received a comment letter dated August 17, 2023 from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) concerning the Company’s annual report on Form 20-F for fiscal year ended December 31, 2022 (the “Form 20-F”) filed on March 29, 2023. On behalf of the Company, I advise you as follows regarding your comments noted below:

Form 20-F for the Fiscal Year ended December 31, 2022

4. Financial Review

4.6 Operating Results, page 120

1.	We note that you have various disclosures on pages 109 through 144 that appear to be oriented towards the disclosure requirements of Item 5 of Form 20-F. However, we do not see among these disclosures any tabulations of the accounts that comprise, or commentary regarding, your Statement of Financial Position which appears on page F-6.

The descriptions of purpose and objectives included in the Item 5 disclosure requirements include various references to financial condition, as in expressing the need for disclosures of your financial, changes in financial condition, an explanation of factors that have materially affected or are reasonably likely to affect your financial condition, quantitative and qualitative descriptions of the reasons underlying material changes, including material offsetting changes within line items, associated statistical data, and material events and uncertainties that would cause reported financial information not to be necessarily indicative of your future financial condition.

Ms. Sandra Wall and Mr. Karl Hiller United States Securities and Exchange Commission, p. 2

Instruction 2 to Item 5 also stipulates that the discussion must focus on the primary financial statements that are presented in the document.

We believe that a discussion and analysis of the accounts that comprise your Statement of Financial Position would be inherent in meeting these disclosure requirements. Please expand your disclosures to cover these incremental details regarding your financial condition as reflected in this statement to comply with Item 5 of Form 20-F.

Response:

In response to the Staff’s comment, the table below and accompanying discussion and analysis present the main accounts that comprise the Company’s Statement of Financial Position as well as the factors that have materially affected our financial condition, quantitative and qualitative descriptions of the reasons underlying such material changes, including material offsetting changes within line items and material events and uncertainties that would cause reported financial information not to be necessarily indicative of our future financial condition. The Company advises the Staff that it will revise its future filings to present a table of the main accounts that comprise our Statement of Financial Position and accompanying commentary.

	Table - Consolidated Balance Sheet
	As of December 31,		% Change
Balance sheet	2022	2021	2022	2021
(COP million)
Total assets	302,792,431	242,426,616	60,365,815	24.9%
Liabilities	188,889,342	151,842,844	37,046,498	24.4%
Equity	113,903,089	90,583,772	23,319,317	25.7%
Total liabilities and equity	302,792,431	242,426,616	60,365,815	24.9%

The Ecopetrol Group's assets grew COP$60,365,815 million compared to the previous year, mainly due to:

▪	An increase in accounts receivable (COP$28,771,606 million), mainly due to an increase in the value of the FEPC account receivable (COP$18,472,082 million) and the positive effect of the foreign exchange on concessions assets in ISA Brazil.
▪	An increase in property, plant, and equipment, natural and environmental resources, right-of-use assets and intangible assets (COP$20,103,962 million) generated by: i) higher capital expenditure mainly in Ecopetrol S.A. and Permian, and ii) the positive effect of foreign currency translation in companies whose functional currencies are different from the Colombian Peso. The above was partially offset by the depreciation and amortization for the year (COP$12,128,991 million).
▪	An increase in the deferred tax asset (COP$4,367,622 million) which resulted from an increase in U.S. dollar loans payable by the Ecopetrol Group, due to the devaluation of the Colombian Peso in 2022 (21%), and an increase in debt levels for the Ecopetrol Group.

Ms. Sandra Wall and Mr. Karl Hiller United States Securities and Exchange Commission, p. 3

▪	An increase in inventories, mainly due to crude oil in transit at the end of the year (COP$3,481,822 million).
▪	An increase in investments in associates and joint ventures (COP$1,139,414 million), mainly due to the effect of translating investments made in foreign currencies to the Colombian Peso.

The increase (COP$37,046,498 million) in total liabilities during 2022 was mainly due to:

▪	An increase in debt (COP$20,073,911 million) mainly due to the devaluation of the Colombian Peso against the U.S. dollar in 2022. The effect of exchange rate fluctuations on our debt is recognized mainly in equity as a result of the application of hedge accounting on our net investment abroad and our cash flow.
▪	An increase in income tax (COP$8,470,068 million), mainly due to higher net profit in 2022.
▪	An increase in accounts payable (COP$6,355,922 million), resulting from an increase in economic activity and higher prices in 2022.
▪	An increase in unpaid employee benefits (COP$1,586,194 million), mainly due to a decrease in the valuation of trust assets for the payment of Ecopetrol’s employment liabilities.

Ecopetrol Group equity as of December 2022 was COP$113,903,089 million. Equity attributable to Ecopetrol shareholders was COP$86,154,927 million, an increase of COP$17,665,380 million compared to December 2021, mainly as a result of the effect of the net profit for the year.

4.6.1.8 Segment Performance and Analysis, page 127

2.	We note your discussion and analysis of segment activity, including transportation and logistics, refining and petrochemicals, and electric power transmission and toll roads concessions, in which you attribute changes in revenue, cost of sales, operating expenses, and net income to a combination of several different factors.

Item 5 of Form 20-F generally requires a quantitative and qualitative description of the reasons underlying material changes, including material changes within a line item that offset one another, to the extent necessary for an understating of the business.

Please quantify material changes that offset one another within a line item, to provide investors with better insight into the underlying reasons for the changes that are reflected in your financial statements, as necessary to adhere to this guidance.

Response:

In response to the Staff’s comment, the Company would like to expand our discussion and analysis of segment activity included in sections 4.6.1.9 through 4.6.1.12 of our Form 20-

Ms. Sandra Wall and Mr. Karl Hiller United States Securities and Exchange Commission, p. 4

F for 2022 to quantify material changes that offset one another within a line item. The information in these sections has been organized in accordance with materiality. We present the information below in the same order in which it was presented in our Form 20-F for 2022. The Company advises the Staff that it will revise its future filings to quantify material changes that offset one another within a line item.

4.6.1.9 Exploration and Production Segment Results

Cost of Sales

In 2022, the 22.7% or COP 2,237,455 million increase in fixed cost as compared to 2021 was partially offset by a 2.7% or COP$59,738 million decrease in costs for reversals in the Bicentenario pipeline and other minor items.

In 2022, the 13.7% or COP 4,176,843 million increase in variable cost as compared to 2021 was partially offset by a 4.6% or COP$192,783 million due to decrease in tariffs resulting from the acquisition of the El Morro-Araguaney pipeline, a higher availability of the Caño Limón – Coveñas pipeline during 2022 and other minor items.

In 2021, the 30.1% or COP 7,044,043 million increase in variable cost as compared to 2020 was mainly offset by a 16.5% or COP$1,161,956 million decrease due to (i) the recovery of international reference prices that affect the valuation of inventories, (ii) a decrease in transported volume due to lower production, (iii) transit of sales to third parties in the Asian market to be recognized in January 2022, and (iv) a decrease in nafta purchase volume to third parties.

Operating Expenses

The 34.2% increase in operating expenses before impairment of non-current assets in 2022 as compared to 2021, was partially offset by (i) a 5.0% or COP$224,437 million decrease in expenses related to the updating of processes, resulting from new legal, tax and environmental provisions, and (ii) a 2.5% or COP$110,573 mainly due to the profit from the sale of the Casanare, Estero, Garcero, Orocue and Corocora fields in 2022 and other minor items.

The 73.3% increase in operating expenses before impairment of non-current assets in 2021 as compared to 2020, was partially offset by a 11.1% or COP$288,616 million decrease in labor expenses due to a recognition of the voluntary retirement plan in 2020 and no similar recognition in 2021.

The 4.5% decrease in operating expenses before impairment of non-current assets in 2020 as compared to 2019, was offset by a 28.9% or COP$783,661 million increase in expenses due to (i) certain employees choosing to accept a voluntary retirement plan we offered in 2020, (ii) the write off of certain assets due to the completion of economic feasibility studies, (iii) an increase in environmental provisions and asset retirement obligations for noncommercial wells, (iv) an increase in social investment costs associated with our

Ms. Sandra Wall and Mr. Karl Hiller United States Securities and Exchange Commission, p. 5

support to the country to combat the COVID-19 pandemic, and (v)  an increase in fees and freight costs for exports to China and Korea.

4.6.1.10 Transportation and Logistics Segment Results

Sales

The 0.3 % decrease in transportation and logistics segment sales in 2021 as compared with 2020 was partially offset by a COP$564,330 million increase in revenues associated with increased refined products transported volumes, which in turn was primarily due to the recovery of demand and higher reversal cycles in the Bicentenario pipeline.

4.6.1.11 Refining and Petrochemicals Segment Results

Cost of Sales

The 87.9% increase in cost of sales for this segment in 2021 as compared with 2020 was partially offset by a greater share of the loads of domestic crude oil as compared to imported crude oil (85% and 15%, respectively) at the Cartagena Refinery, which resulted in a more cost-effective crude slate.

Impairment Reversal (Loss)

In 2022, we recognized an impairment recovery of non-current assets in this segment totaling COP 1,096,021 million, as compared to an impairment loss of COP 305,466 million in 2021. The recovery recorded in 2022 was mostly related to the Cartagena Refinery due mainly to i) favorable market conditions, ii) high differentials of distilled products sustained in the short term due to the impact of the Ukraine-Russia crisis and iii) optimization of the mix of throughput of the Cartagena Refinery as a result of the differential in domestic crudes.

The impairment recovery recorded in 2022 was partially offset by the increase in the discount rate which went from 5.27% in 2021 to 7.6% in 2022.

Additionally, higher amounts of income taxes in line with higher production margins and profits mainly in the Cartagena Refinery also served to offset the upward effect of impairment recovery in our income statement.

4.6.1.12 Electric Power Transmission and Toll Roads Concessions Segment Results

In 2021, the electric power transmission and toll roads segment revenues from contracts with customers were COP 4,113,198 million, which included COP 1,348,322 million for toll road concessions. Toll road concession revenues were positively affected by higher returns on contract assets and a COP$1,378,547 million increase in revenues from maintenance of concessions and toll management in Chile, partially offset by the negative

Ms. Sandra Wall and Mr. Karl Hiller United States Securities and Exchange Commission, p. 6

effects of the termination of the Ruta del Maule concession contract, valued at COP$30,225 million.

4.9 Financial Indebtedness and Other Contractual Obligations, page 139

3.	Please reconcile your disclosure on page 139, stating that you had outstanding consolidated indebtedness of COP 23.5 billion at December 31, 2022, with your disclosure in the table of contractual obligations on page 141, indicating the outstanding balance of financial sector debt and bonds was COP 113,107.4 billion, and disclosure about the composition of loans and borrowing in Note 20 on Page F-77, indicating that balance plus lease liabilities and related party debt was COP 115,134.8 billion at year-end.

If this disclosure was intended to be a U.S. dollar equivalent, please clarify the exchange rate that was utilized and the manner of selecting that rate and explain why it does not appear to agree with the rate utilized for convenience translations disclosed on page 1.

With regard to Table 64 on page 139, where you have listed various issuances of debt along with the original currency denominated amounts, it would be helpful to include another column showing the outstanding year-end balances in Colombian pesos, along with a summation that is reconciled to the corresponding amounts on page F-77.

Response:

In response to the Staff’s comment, the Company advises the Staff that the figure stated as outstanding consolidated indebtedness on page 139 (COP$23.5 billion) is expressed in the wrong currency. The figure on page 139 was indeed intended to be USD$23,514 million (the U.S. dollar equivalent of COP$113,107.4 billion corresponding to the outstanding balance of financial sector debt and bonds excluding lease liabilities and related party debt, figures expressed at amortized cost, stated on pages 141 and F-77), restated at an exchange rate of COP$4,810.20 per U.S. dollar.

The exchange rate used corresponds to the closing rate for December 31, 2022, which is different from the 2022 average exchange rate disclosed on page 1. As we are referring to the account balance at year end, we may not use the 2022 average exchange rate for re-expressing Colombian Peso amounts in U.S. dollar figures.

The Company advises the Staff that it will revise its future filings to provide the correct

Colombian Peso equivalent.

With respect to Table 64 on page 139, the Company respectfully disagrees with the Staff’s comments indicating that “it would be helpful to include another column showing the outstanding year-end balances in Colombian pesos, along with a summation that is reconciled to the corresponding amounts on page F-77.”

We believe that a better approach is to include an additional column presenting outstanding nominal year-end balances in the original currency of each facility as we have done below

Ms. Sandra Wall and Mr. Karl Hiller United States Securities and Exchange Commission, p. 7

and include a cross-reference to the notes to our financial statements where investors may find outstanding amortized year-end balances in Colombian pesos.

The Company advises the Staff that it will revise future filings to provide a similar, more complete table with information on the most significant long-term financing transactions and a cross reference to the corresponding amortized accounting values in our financial statements.

Ms. Sandra Wall and Mr. Karl Hiller United States Securities and Exchange Commission, p. 8

Table 64 – Consolidated Financial Indebtedness

Company	Type	Initial Date	Original Amount	Maturity	Interest Rate	Amortization	Outstanding Balance as of Dec. 31, 2022 (in nominal values)
Ecopetrol S,A,	Bonds	September 18, 2013	USD 1,300 million	September 18, 2023	5.875%	Bullet	USD 1,300 million
		September 18, 2013	USD 850 million	September 18, 2043	7.375%	Bullet	USD 850 million
		May 28, 2014	USD 2,000 million	May 28, 2045	5.875%	Bullet	USD 2,000 million
		September 16, 2014	USD 1,200 million	January 16, 2025	4.125%	Bullet	USD 1,200 million
		June 26, 2015	USD 1,500 million	June 26, 2026	5.375%	Bullet	USD 1,500 million
		June 15, 2016*	USD 500 million	September 18, 2023	5.875%	Bullet	USD 500 million
		April 29, 2020	USD 2,000 million	April 29, 2030	6.875%	Bullet	USD 2,000 million
		November 02, 2021	USD 1,250 million	November 02, 2031	4.625%	Bullet	USD 1,250 million
		November 02, 2021	USD 750 million	November 02, 2051	5.875%	Bullet	USD 750 million
		December 1, 2010	COP 284,300 million	December 1, 2040	Floating	Bullet	COP 284,300 million
		August 27, 2013	COP 168,600 million	August 27, 2023	Floating	Bullet	COP 168,600 million
		August 27, 2013	COP 347,500 million	August 27, 2028	Floating	Bullet	COP 347,500 million
		August 27, 2013	COP 262,950 million	August 27, 2043	Floating	Bullet	COP 262,950 million
	Bank Loans	December 30, 2011**	USD 440 million	December 20, 2025	Floating	Semi-annual	USD 183 million
		August 17, 2021	USD 3,672 million	August 17, 2023	Floating	Quarterly	USD 472 million
		September 29, 2022	USD 1,200 million	August 17, 2023	Floating	Semi-annual	USD 1,200 million
		December 20, 2022	USD 822 million	December 20, 2027	Floating	Semi-annual	USD 822 million
		Various	USD 465 million	Various	Floating	Various	USD 465 million
	ECAs	December 30, 2011**	USD 2,650 million	December 20, 2027	Fixed	Semi-annual	USD 855 million
		December 30, 2011**	USD 100 million	December 20, 2027	Floating	Semi-annual	USD 32 million
		December 30, 2011**	USD 97 million	December 20, 2027	Fixed	Semi-annual	USD 31 million
		December 30, 2011**	USD 210 million	December 20, 2027	Floating	Semi-annual	USD 68 million
Invercolsa & Subsidiaries	Bank Loans	Various	COP 442,998 million	Various	Various	Various	COP 326,375 million
Ocensa	Bond	July 14, 2020	USD 500 million	July 14, 2027	4.000%	Bullet	USD 500 million
Oleoducto Bicentenario	Bank Loan	July 5, 2012	COP 2.1 trillion	July 5, 2024	Floating	Quarterly	COP 375,725 million
ODL	Lease	November 5, 2015	COP 308,221 million	November 4, 2032	Floating	Monthly	COP 178,661 million
ISA & Subsidiaries	Bonds	Various	USD 2.81 billion	Various	Various	Various	USD 2,851 million
		Various	USD 2.2 billion†	Various	Various	Various	USD 2,373 million
		Various	COP 3,260 billion	Various	Various	Various	COP 3,866 billion
	Bank Loans	Various	USD 264 million	Various	Various	Various	USD 251 million
		Various	USD 607 million†	Various	Various	Various	USD 497 million
		Various	COP 1,550 billion	Various	Various	Various	COP 1,403 billion
Total***							COP 112,792 billion

*	Reopening of bond due to 2023.
**	Debt originally obtained by Cartagena Refinery for the refinery modernization and voluntarily assumed by Ecopetrol, In prior annual reports on form 20-F, there was a typographical error in respect of the original amount outstanding of the Bank Loan. It was listed as USD 321 million and the correct amount as listed in the table above is USD 440 million.
***	For the total outstanding balance as of Dec. 31, 2022 in amortized values, please refer to page F-77 of the notes to our financial statements.

† Equivalent USD amount of debt issued/acquired in other currencies, except COP and USD.

Ms. Sandra Wall and Mr. Karl Hiller United States Securities and Exchange Commission, p. 9

25. Revenue from contracts with customers

Revenue from concession contracts, page F-96

4.	We note that you identify six concessions or groups of concessions in Colombia, Brazil, Chile, Peru, and Bolivia, and provide a general indication of the nature of the infrastructure involved, services to be provided, and the manner of compensation.

However, your disclosures do not presently include the details necessary to understand the specific services that you have agreed to provide, or the specific terms of the arrangements that affect the amount, timing and certainty of future cash flows, the nature and extent of rights to use specified assets, obligations and rights over the provision of services, obligations to acquire or build infrastructure, obligations to deliver or rights to receive specified assets at the end of the concession period, renewal and termination options, or rights and obligations regarding the maintenance of infrastructures.

Please expand your disclosures as necessary to address the concerns outlined above as required by IASB SIC-29; your descriptions of the arrangements should inform readers in all of these respects, including the status of the arrangements, timeframes in which the various obligations will be fulfilled, and material financial implications.

Response:

In response to the Staff’s comment, and in accordance with IASB SIC-29, the Company expands our disclosures to inform readers about the specific services that we have agreed to provide, the terms that affect the amount, timing and certainty of future cash flows, the rights to use specified assets, obligations and rights over the provision of services, obligations to acquire or build infrastructure, obligations to deliver or rights to receive specified assets at the end of the concession period, renewal and termination options, or rights and obligations regarding the maintenance of infrastructures. The expanded disclosure about concessions is as follows:

Revenues from concession contracts

ISA, through its companies, promotes development in Brazil, Peru, and Bolivia, through concessions acquired for the supplying of public energy transport services. ISA also supplies services related to the management of real-time systems (“RTS”) in Colombia and public road transport, through concessionaires in Chile and Colombia.

The average term for awarding concession contracts in Colombia, Brazil, Chile, Peru, and Bolivia, is 20-30 years.

The ISA concessions contain the obligation to carry out major works and at the end of the concession to deliver the asset to the grantors in optimal conditions. These major maintenance works are accounted for i) at the moment in which the works are executed and ii) when the value of the outflow of resources is known.

Ms. Sandra Wall and Mr. Karl Hiller United States Securities and Exchange Commission, p. 10

The current contracts signed by the ISA, except the contracts from Peru and Bolivia, have guaranteed cash flows.

ISA meets its obligations under the concession contracts and provides the contracted services with the use of infrastructure assets determined in each concession contract. Upon the expiration of each concession, ISA has the opportunity to present a bid for its renewal.

Main service concession contracts:

Concessions in Colombia

Intelligent Network Systems, through a business collaboration agreement entered into with UNE EPM Telecomunicaciones S.A. and Consorcio ITS, executes the addendum number 5 of the Inter-administrative Agreement 5400000003 of 2006 with the Municipality of Medellín to "provide under the concession modality, the necessary technological infrastructure, the services for its modernization and optimization of the management of the administrative services of the Secretaría de Transporte y Tránsito of Medellín, through a complete solution of technology, information, communications and operation of the information and communications technology (ICT's)”. As payment for such services, Intelligent Network Systems receives a portion of the penalty fees collected through the photodetection system within the municipality.

This contract is within the scope of IFRIC 12 under the intangible model, considering the following aspects:

•	Municipality of Medellín is the grantor of the concession and as such controls the services provided by the concessionaire with the relevant infrastructure, as well as, in relation to penalty fees, the value of such penalties and the method of imposing them.
•	The Municipality of Medellín controls, through ownership of the right of use, any significant residual interest in the infrastructure at the end of its useful life, as established in the agreement. Upon termination of this agreement, all goods, equipment, technology, and software use licenses will be reverted to the Municipality.

Ruta Costera

In accordance with Law 1508 of 2012 which regulates public-private partnerships, the National Infrastructure Agency (“ANI”), by means of Resolution No. 862 of July 2, 2014, awarded Public Tender No. VJ-VE-IP-LP-0011-2013 and, on September 10, 2014, executed Concession Contract No. 004 of 2014 with Concesion Costera Cartagena-Barranquilla, an indirect subsidiary of ISA. The contracted services consist of executing " the final studies and designs, environmental management, property, social management, construction, rehabilitation, improvement, operation, and maintenance of the corridor Cartagena-Barranquilla Project and Circunvalar de la Prosperidad”.

Ms. Sandra Wall and Mr. Karl Hiller United States Securities and Exchange Commission, p. 11

This contract is within the scope of IFRIC 12 under the financial asset model for investment in construction (construction services). As compensation, the concessionaire receives: revenues from commercial exploitation, including toll collections, and payments from ANI, to the extent applicable. If the concessionaire does not achieve the expected revenue from toll collection, the grantor (ANI) will pay the concessionaire a collection differential in years 8, 13 and 18. Such collection differential has been contractually defined as the present value of toll collections for any given reference month. This revenue arrangement represents an unconditional contractual right to receive a specific and determinable amount of cash or other financial assets for the construction services provided.

As of December 31, 2021, construction of Functional Unit 3 had advanced 97.24% and construction of Functional Unit 6 had advanced 99.94%, thus achieving a consolidated progress 99.91% for the entire project. Since 2022, the concession is fully operational.

Concessions in Brazil

As concessionaires for power transmission services in Brazil, we have the obligation to build and operate the transmission infrastructure, while the grantor retains ownership rights to the concession assets. Upon expiration of the concession, concession assets are to be transferred back to the grantor who must pay any pending compensation to the concessionaire.

The concession contracts of ISA CTEEP and TAESA were analyzed and classified in accordance with IFRS 15 - Revenue from contracts with customers within the contractual asset model as of January 1, 2018.

The value of the contractual asset of the electric power transmission concessions is equal to the present value of future cash flows, which are determined at the beginning of any given concession or renewal. Such future cash flows are revaluated periodically, in previously determined tariff review periods.

Cash flows are defined based on payments received by concessionaires for supplying power transmission services to end-users. Such payments are known as Receita Anual Permitida or “RAP” and serve to compensate the cost of investments made in the transmission infrastructure. Any investment costs that are not fully compensated through the receipt of RAPs trigger the right to receive payment from the grantor. This flow of future collections is updated for inflation (IPCA/IGPM) and paid at a discount rate at the beginning of each project.

During the construction stage, the concessionaire has the right to receive consideration in accordance with progress made on construction of the network and the performance of its obligations, and not only in accordance with the time used for construction. Revenue is equivalent to the value of construction expenses plus a construction margin, as a result of the formal statement made by the CVM (Brazilian Securities and Exchange Commission) on the accounting treatment for contract assets (CVM Official Communication 4/2020)

Ms. Sandra Wall and Mr. Karl Hiller United States Securities and Exchange Commission, p. 12

Revenues from these concession assets generate taxes under the Social Integration Program and the Contribution for the Financing of Social Security (Cofins) program. These are registered as deferred taxes (non-current liabilities).

Concessions in Chile

Road concession contracts for the supply of road infrastructure in Chile, may be remunerated in one or two ways: variable revenues, which may account for traffic risk (the variation of projected demand) or fixed revenue, that is, a guaranteed total amount subject to a revenue distribution mechanism or calculated at the present value of future cash flows. In the latter cases, the total revenue is guaranteed at present value. Additionally, in some concession contracts other concepts are included, such as the minimum guaranteed revenue and subsidies (both in construction and in operation stages); both correspond to payments from the State, subject to specific compliance of conditions by the concessionaire.

The model applied to concessions in Chile will depend on whether revenue is guaranteed or not (whether it is subject to traffic risk or not) and whether it is enough to pay for the investment. On one hand, if the concession contract considers traffic risk, it is recognized according to IFRIC 12 as an intangible asset. This asset is amortized over the life of the concession operation. On the other hand, if the contract establishes income and compensation guarantee mechanisms, it is recognized as a financial asset. This asset is extinguished through payments received from road users, through the collection of tolls, or directly through payments from the Ministry of Public Works. Currently, ISA has road concessions in Chile applying the financial asset model.

Concessions in Peru

Due to their terms and conditions, as well as the rights and obligations of concessionaires, the concession contracts of ISA REP, ISA Perú, and Consorcio Transmantaro are recognized as intangible assets. The intangible asset model applies when the services provided by the concessionaire are paid by end-users or when the grantor does not unconditionally guarantee the collection of revenues. These contracts grant the concessionaire the right to charge end-users for the energy transmission service, but do not establish an unconditional right to receive cash.

All of our concession contracts for the supply of power transmission services in Peru contain similar terms and conditions.

Concessions in Bolivia

Similar to concession contracts in Peru, concessions to provide public energy services in Bolivia do not guarantee the unconditional receipt of cash by the concessionaire. In these concession contracts, we assume the credit risk associated with the collection of amounts invoiced and may not be able to recover the entire value of the investment made. Additionally, the Bolivian State is not obliged to guarantee shortages, either due to the non-existence of demand or due to non-payment by any of the market agents; therefore, the

Ms. Sandra Wall and Mr. Karl Hiller United States Securities and Exchange Commission, p. 13

grantor has no obligation to pay for the construction services received and, in this sense, the model that adjusts to the contractual conditions by IFRIC 12 is the intangible asset model, framed by IFRIC 12.

Committed investments

ISA and its companies have committed investments for USD$22.4 billion pending execution in the 2023-2030 period. These investments correspond to the balance of awarded contracts which is pending execution, and to estimated needs for reinforcements and expansions of existing infrastructure and replacement of assets. These investments include 100% of the projects of the controlled companies and the capital contributions in the companies with shared control, which are estimated to be necessary to fund the portion corresponding to capital of the committed investments.

60% of the investment will be executed between 2023 and 2025, and 40% between 2026 and 2030. 90% of the investment will be concentrated in the energy transmission business, 5% in roads and the remaining 5% in telecommunications. 55% of the committed investment will be executed in Brazil, where ISA CTEEP and subsidiaries will continue to work on the projects awarded in past tenders, and on the plan to reinforce and improve the transmission network.

25% of the investment will be executed in Colombia, mainly associated with energy transmission projects from UPME calls, connections, and asset replacement.

14% of the committed investment will be developed in Chile, of which one third corresponds to the road business, and the remaining, to energy transmission. Six percent of the committed investment will be made in Peru, Argentina, and Bolivia.

The value of committed investments pending execution may vary, among other things, due to adjustments in the scope of the projects, equipment and material prices, and variations in macroeconomic estimates, such as exchange rates and price indexes.

Business line	Concessionaire	Country	Maturity	Tender at the end of the contract (Y/N)	Maintenance obligation for service condition (Y/N)	Concession Asset 2022	Revenue From Concession 2022
Intangible asset concessions
Energy transmission	Consorcio Transmantaro	Peru	Sep-53	Y	Y	7,917,103	1,545,733
	ISA REP	Peru	Sep-32	Y	Y	1,770,315	695,577
	ISA Peru	Peru	Apr-33	Y	Y	834,894	136,679
	ISA Bolivia	Bolivia	Jan-39	Y	Y	55,073	31,490
	Sistemas Inteligentes en Red	Colombia	Dec-25	Y	Y	2,021	17,871
Total concessions as intangible asset						10,579,406	2,427,350
Contract asset concessions

Ms. Sandra Wall and Mr. Karl Hiller United States Securities and Exchange Commission, p. 14

Energy transmission	ISA CTEEP	Brazil	Sep-52	Y	Y	16,497,745	2,824,587
	Interligação Elétrica Aguapeí	Brazil	Aug-47	Y	Y	630,953	76,257
	Interligação Elétrica Itaquerê	Brazil	Aug47	Y	Y	578,080	66,770
	Interligação Elétrica Itaúnes	Brazil	Fev-47	Y	Y	499,625	98,480
	Interligação Elétrica Biguaçu	Brazil	Sep-48	Y	Y	467,150	148,383
	Interligação Elétrica Norte e Nordeste	Brazil	Mar-38	Y	Y	454,544	56,872
	Interligação Elétrica JAGUAR 9	Brazil	Oct-38	Y	Y	424,627	10,207
	Interligação Elétrica Serra Do Japi	Brazil	Nov-39	Y	Y	419,762	65,004
	Interligação Elétrica de Minas Gerais	Brazil	Mar-50	Y	Y	402,393	249,647
	Interligação Elétrica Tibagi	Brazil	Aug-47	Y	Y	253,394	41,498
	Interligação Elétrica JAGUAR 6	Brazil	Aug-47	Y	Y	232,475	1,797
	Evrecy Participações	Brazil	Mar-50	Y	Y	260,969	154,202
	Interligação Elétrica Sul	Brazil	Oct-38	Y	Y	206,437	22,131
	Interligação Elétrica Itapura	Brazil	Sep-48	Y	Y	160,534	24,127
	Interligação Elétrica JAGUAR 8	Brazil	Aug-47	Y	Y	102,270	2,128
	Interligação Elétrica Riacho Grande	Brazil	Mar-51	Y	Y	98,546	40,281
	Interligação Elétrica Pinheiros	Brazil	Oct-38	Y	Y	57,038	74,989
Total concessions as contract asset						21,746,542	3,957,360
Financial asset concession
Energy transmission	ISA CTEEP	Brazil	Dec-42	Y	Y	202,858	1,101,045
	Interligação Elétrica Aguapeí	Brazil	Aug-47	Y	Y	16,914	24,091
	Interligação Elétrica Biguaçu	Brazil	Sep-48	Y	Y	4,810	4,378
	Interligação Elétrica Serra Do Japi	Brazil	Nov-39	Y	Y	4,604	8,599
	Interligação Elétrica Itaquerê	Brazil	Aug-47	Y	Y	4,495	6,019
	Interligação Elétrica JAGUAR 9	Brazil	Oct-38	Y	Y	4,216	54
	Interligação Elétrica Pinheiros	Brazil	Oct-38	Y	Y	(3,423)	8,800
	Interligação Elétrica JAGUAR 6	Brazil	Aug-47	Y	Y	2,842	210
	Evrecy Participações	Brazil	Mar-50	Y	Y	2,327	7,381
	Interligação Elétrica Sul	Brazil	Oct-38	Y	Y	2,289	2,606
	Interligação Elétrica Itapura	Brazil	Sep-48	Y	Y	2,062	8,358
	Interligação Elétrica de Minas Gerais	Brazil	Mar-50	Y	Y	1,659	3,271
	Interligação Elétrica Norte e Nordeste	Brazil	Mar-38	Y	Y	1,610	3,775
	Interligação Elétrica JAGUAR 8	Brazil	Aug-47	Y	Y	1,388	(148)
	Interligação Elétrica Tibagi	Brazil	Aug-47	Y	Y	1,298	161
						249,949	1,178,600
Roads	Ruta del Maipo	Chile	Apr-35	Y	Y	7,780,753	894,934
	Ruta del LOA	Chile	Apr-49	Y	Y	873,447	383,348
	Ruta de la Araucanía	Chile	Oct-26	Y	Y	665,364	340,629
	Ruta de los Ríos	Chile	Mar-26	Y	Y	218,555	264,966
	Ruta del Bosque	Chile	Fev-23	Y	Y	31,667	146,563
	Ruta Costera	Colombia	Fev-42	Y	Y	2,276,022	51,189
						11,845,808	2,081,629
Total concessions as financial asset						12,095,757	3,260,229
Total ISA concessions						44,421,705	9,644,939

The Company advises the Staff that it will revise future filings to provide a similar, more complete disclosure in relation to our concession contracts consistent with the above.

******

The Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States,

If you have any questions or wish to discuss any matters relating to the foregoing, please contact me at +57 310 315 8600 ext 43629 or javier.cardenas@ecopetrol.com.co, of the Corporate Finance Vice- presidency of the Company, or the Company’s U.S. counsel, Antonia Stolper of Shearman & Sterling LLP, at (212) 848-5009 or astolper@shearman.com.

Very truly yours,

________________________
Javier Leonardo Cardenas Laiton

Acting Chief Financial Officer